June 8, 2012

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File Nos. 033-159992; 811-22309

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Tuesday, May 15, 2012, in connection with your review of Post-Effective Amendment No. 6 (“PEA 6”) and Amendment No. 8 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on March 27, 2012 via PEA 6 for the purposes of registering the Transparent Value Dow Jones RBP® Directional Allocation Index Fund (the “Fund”), a new series of the Registrant.

Set forth in the numbered paragraphs below are your comments of May 15, 2012 to PEA 6, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)

Comment:        The sentence under the Fund Investment Objective heading in the Fund Summary section which states that the “…Fund may change its investment objective without shareholder notice or approval” should be moved to either the Principal Investment Strategies section or to a later section of the Prospectus. In addition, to the extent the Fund has a policy to provide prior notice, please add appropriate disclosure of such policy.

Response: The Fund does not currently have a policy in place to provide prior notice of such a change. The noted disclosure will be relocated as requested.

2)

Comment:        With respect to the Annual Fund Operating Expenses table, please either add a caption for Acquired Fund Fees and Expenses, or indicate in your response that you do not anticipate acquired fund fees and expenses exceeding 0.01% of average net assets.

Response:        The Registrant does not anticipate that expenses attributable to the Fund’s investments in “Acquired Funds” (as defined in Form N-1A) will exceed 0.01%; therefore, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the separate “Acquired Fund Fees and Expenses” subcaption will not be included in the Annual Fund Operating Expenses table.

3)

Comment:        With respect to the Annual Fund Operating Expenses table, please confirm whether estimated interest expense will be reflected in the table or indicate in your response that you do not anticipate any interest expenses for the Fund.

Response: The Registrant will include the estimated interest expense, which is expected to be 0.01%, in “Other Expenses”.

4)	Comment: Please include the current expense limitation agreement between the Fund and the Adviser as an exhibit to Part C of the registration statement.

Response:        The Expense Limitation Agreement between the Registrant and Guggenheim Investment Management, LLC, and an amended Schedule A thereto, will be included as Exhibit (d)(2)(a) and (d)(2)(c), respectively, to Part C of PEA 7.

5)

Comment:        The second sentence under the second footnote to the Annual Fund Operating Expenses table provides that if “…at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements….” Please clarify this portion of the sentence using plain English.

Response: The noted disclosure will be revised as requested.

6)	Comment: With respect to the second paragraph under the Example section, please confirm in your response that the disclosure corresponds with the applicable requirements of Form N-1A.

Response: The noted disclosure will be revised to align with the applicable language in Form N-1A.

7)

Comment:        The Fund appears to be subject to Rule 35d-1 due its use of the word “Index” in its name. Please include disclosure regarding the policy of the Fund to invest, under normal circumstances, more than 80% of the value of its assets in the securities comprising the Index, as well as the Fund’s policy to provide shareholders with at least 60 days’ notice prior to changing such policy.

Response: The requested disclosure will be added.

8)

Comment:        In the Principal Investment Strategies section for the Fund it states that the “…Adviser expects that, over time, the Fund’s tracking error will not exceed 5%.” Please clarify this disclosure, including what would represent perfect correlation.

Response:        The sentence was added at the request of the SEC staff reviewer in connection with a pre-effective amendment to the Registrant’s registration statement. In order to avoid potential confusion, the noted disclosure will be deleted.

9)

Comment:        In the Principal Investment Strategies section for the Fund, it is stated that the Index “…is designed to modulate equity market exposure based upon a rules based methodology.” Please clarify this statement, using plain English.

Response: The noted disclosure will be clarified as requested.

10)	Comment: In the Principal Investment Strategies section for the Fund, please confirm the Fund’s definition of “Large Cap.”

Response: The requested disclosure will be added.

11)

Comment:        With respect to the Principal Investment Strategies section, please confirm in your response that all principal investment strategies and risks are summarized in the Summary Section of the Fund’s prospectus pursuant to Item 4 of Form N-1A.

Response: The Registrant confirms that all principal investment strategies and risks of the Fund are summarized in the Summary Section of the Fund’s prospectus.

12)

Comment:        In the Principal Investment Strategies section, it is provided that cash equivalents “…include shares of money market mutual funds and short-term exchange traded funds….” Please change the reference from “include” to “consists of” in order to specifically define the cash equivalents used by the Fund.

Response: The noted disclosure will be revised as requested.

13)

Comment:        In the Principal Investment Strategies section, disclosure is provided in the third paragraph thereof in order to explain those circumstances under which the Sub-Adviser may use sampling methodology. Please (i) clarify the “…practical difficulties or substantial costs….” used in the paragraph, (ii) eliminate the use of the words “such as” in order to provide a definitive list of those circumstances where it may not be possible or practicable to purchase all of the securities in the Index, (iii) delete references to diversification requirements that may apply to the Fund but not the Index, as the Fund is non-diversified, and (iv) generally clarify what the Fund will be invested in when not invested in securities comprising the Index.

Response: The requested changes will be made.

14)

Comment:        In the Principal Investment Strategies section, disclosure is provided in the fourth paragraph thereof regarding the Fund’s ability to invest in “futures, options and swap contracts.” Please clarify (i) the types of swaps permitted and (ii) whether the Fund may engage in both puts and calls, as well as the risks of both (to the extent applicable to the Fund). The fourth paragraph also provides that such investments are “…intended to improve liquidity, reduce transaction costs and help the Fund stay full invested.” Please clarify this statement, including whether they are intended to be used for hedging or speculative investment purposes.

Response:        The noted paragraph will be revised to clarify the types of swaps permitted and that the Fund may engage in both puts and calls. In addition, a statement will be added indicating that such investments are not intended to be used for hedging or speculative investment purposes. Please note that the Derivatives Risk discussion will be removed, as discussed in Registrant’s response to Comment 17(v) (below).

15)

Comment:        In the Principal Investment Strategies section, disclosure is provided in the fifth paragraph which states that the Fund “…will only concentrate its investments…” to the extent the Index is so concentrated. Please confirm whether this reference should be changed to “may only concentrate its investments…” and that any equivalent disclosure is consistent throughout the prospectus.

Response: The noted disclosure will be revised to state: “The Fund may only concentrate its investments ….” and is consistent throughout the Fund’s prospectus.

16)

Comment:        With respect to the Principal Investment Strategies section, please confirm whether the Fund can engage in leverage as a principal investment strategy, as the Fund’s Statement of Additional Information does not include “anti-leveraging carve-out” disclosure (i.e., disclosure to the effect that the Fund will not buy additional securities while outstanding borrowings exceed 5%).

Response: The Fund will not engage in leverage as a principal investment strategy and does not expect to borrow for investment purposes.

17)

Comment:        In the Principal Risks section for the Fund, please (i) add disclosure in the Common Stock Risk to indicate that the rights of common shareholders are subordinate to preferred shareholders and bond holders in bankruptcy proceedings, (ii) add disclosure to the Quantitative Investment Strategy Risk to incorporate the extent to which it is a “subjectivity risk” (i.e., based on assumptions and probability), (iii) confirm Large Capitalization risk is the only capitalization principal risk for the Fund, (iv) remove the word “generally” from the Concentration Risk, (v) confirm which derivatives are being referred to specifically in the Derivatives Risk entry and confirm that they are addressed as necessary in the Fund’s Principal Investment Strategies, consider removing the definition of a derivative from the beginning of the risk as it may lead to confusion, clarify the open-ended term “… and other derivatives” used at the end of the second sentence and (vi) in the REIT Risk entry disclose that shareholders may indirectly bear the costs of the fees and expenses of REITS, as well define real estate investment trusts as “REITs” earlier in the section.

Response: (i) In response to the comment, the requested disclosure will be added to Common Stock Risk.

        (ii) The Registrant confirms that the current disclosure pertaining to Quantitative Investment Strategy Risk accurately describes the risk.

        (iii) The Registrant confirms that the risks associated with Mid- and Small-Capitalization stocks are not principal risks of the Fund.

        (iv) The word “generally” will be removed from the Fund’s Concentration Risk disclosure.

        (v) Certain derivatives are included in the Principal Investment Strategies section in order to clarify those types of securities not included in the Index that may be purchased by the Fund, together in the aggregate, in an amount up to 20% of its net assets. However, derivatives do not constitute a principal strategy of the Fund and, accordingly, the Derivatives Risk entry will be deleted.

        (vi) The requested disclosure will be added to REIT Risk.

18)

Comment:        Under the Purchasing and Selling Shares heading, shareholders are referred to the Minimum Purchases section on page 15 of the prospectus for more details on the circumstances under which the minimum investment requirement in Class I Shares may be waived. Please avoid the use of crossing referencing in the Summary Prospectus section, unless permitted by Form N-1A.

Response: In response to the comment, the noted disclosure will be deleted from the Fund’s prospectus.

19)

Comment:        With respect to the Additional Index Information section, please clarify the Fund’s licensing arrangement, if any, with the Index Provider. If the Fund does have a direct licensing arrangement with the Index Provider, consider adding any such licensing agreement as an exhibit to Part C. If the Fund does not have such a direct licensing arrangement, please disclose the associated risks. In addition, as the Adviser and Sub-Adviser are affiliated with Transparent Value, LLC, please disclose the potential impact of any such affiliation, including whether the Adviser or Sub-Adviser may have any influence over the Index.

Response: Disclosure will be added in response to the comment.

20)	Comment: In the Additional Index Information section, please clarify whether shareholders can obtain specific information about the Fund’s Index on the web.

Response:        In response to the comment, the noted disclosure has been revised to state: “Dow Jones Indexes publishes certain information about the Dow Jones RBP® Indexes, including the Dow Jones RBP® Directional Allocation IndexSM, via its web site at www.djindexes.com.”

21)

Comment:        With respect to the Additional Index Information section, please confirm whether the Risk of Index Data Disruption constitutes a principal risk that should be addressed in the Summary Section of the Prospectus.

Response: The Registrant confirms that the “Risk of Index Data Disruption” does not constitute a principal risk of the Fund.

22)

Comment:        In the section titled More Information about Fund Investments, please confirm whether the investments and strategies referred to in the fourth sentence thereof are non-principal, in order to eliminate potential confusion.

Response: The noted disclosure will be clarified as requested.

23)

Comment:        Under the Investment Adviser and Investment Sub-Adviser sections, please consider whether any additional disclosure is warranted due to the fact that the Adviser may be operating at a loss as it pays its entire management fee to the Sub-Adviser for its services, and certain fee waivers and expense reimbursements are in place for the Fund.

Response: The Registrant does not believe additional disclosure is needed.

24)

Comment:        In the Purchasing, Selling and Exchanging Fund Shares section, under the caption entitled How to Purchase Fund Shares, please add disclosure to the effect that shareholders may also purchase shares directly from the Fund, if applicable.

Response: The requested disclosure will be added.

25)

Comment:        In the section titled Purchasing, Selling and Exchanging Fund shares, it is provided that intermediaries “…are responsible for transmitting requests and delivering funds on a timely basis. If your financial intermediary fails to do so, it may be responsible for any resulting fees or losses.” Please modify this disclosure to reflect that an order that is properly delivered by a shareholder to a designated intermediary may not be subject to additional conditions or procedures imposed by the Fund prior to acceptance.

Response: The noted disclosure will be modified.

26)

Comment:        In the section titled Purchasing, Selling and Exchanging Fund shares, under the caption entitled “General Information” please add disclosure regarding the method and timeframe for notification of purchase orders that may be rejected by the Fund.

Response: The Registrant does not apply a specific method or timeframe; the circumstances surrounding the rejection of a purchase order depend on the facts specific to the situation.

27)

Comment:        In the section titled Purchasing, Selling and Exchanging Fund shares, under the heading Redemptions in Kind, please add disclosure which indicates that a shareholder may not be able to sell illiquid securities they receive from the Fund.

Response: The requested disclosure will be added.

28)

Comment:        In the section titled Sales Charges, please (i) add a more definitive statement on the steps that a shareholder should take with their broker or other financial intermediary in order to confirm whether they qualify for a reduction or waiver of the sales charge and (ii) consider adding reference to the contingent deferred sales charge applicable to purchases of $1,000,000 worth of Class A shares that are sold within 18 months of purchase, as either a line item or parenthetical to the Fund’s Shareholder Fees chart in the beginning of the prospectus.

Response: (i) The noted disclosure will be revised to state: “Please consult your broker or other financial intermediary to see whether you qualify for a reduction or waiver of the sales charge.”

(ii)        The reference to the contingent deferred sales charge applicable to purchases of $1,000,000 worth of Class A shares that are sold within 18 months of purchase will be deleted from the Fund’s prospectus altogether, as the Registrant has no intention of imposing the charge.

29)

Comment:        In the Index Provider Information section of the prospectus, it states that the applicable licensing agreement relating to the use of the indexes and trademarks referred to is “….solely for the benefit of Transparent Value Advisors, LLC and CME Indexes, and not for any other third parties.” Please clarify these references in light of the Fund’s use of the applicable Index.

Response: The reference will be clarified.

Statement of Additional Information:

30)	Comment: Please confirm the following in your response letter:
a. All applicable non-principal strategies and risks are disclosed in the Statement of Additional Information;
b. to the extent principal strategies or risks are addressed in the Statement of Additional Information they are clearly distinguished as such; and
c. to the extent principal strategies or risks are addressed in the Statement of Additional Information they are also sufficiently addressed in the Prospectus.

Response: The Registrant confirms the statements above.

31)

Comment:        In the section titled Additional Information about Investment Objective and Policies, please clarify whether the “Diversification” and “Concentration” entries are principal or non-principal. In addition, please add disclosure which clarifies when the Fund “will be” so concentrated.

Response: The noted disclosure will be deleted since it is covered elsewhere in the registration statement.

32)

Comment:        In the section titled Description of Permitted Investments, under the Real Estate Investment Trusts entry, please clarify whether the Fund intends to invest only in exchange traded real estate investment trusts, or other types. Please also clarify whether real estate investment trusts are considered an “industry” for purposes of the Fund’s concentration policy.

Response:        The noted disclosure will be clarified to identify the types of real estate investment trusts in which the Fund intends to invest. The Fund does not consider real estate investment trusts to be an industry for purposes of the Fund’s concentration policy, therefore, no disclosure will be added.

33)

Comment:        In the section titled Description of Permitted Investments, under the heading Borrowing, the disclosure appears to indicate that the Fund may be fully leveraged. Please either add reference to the “anti-leverage carve out” referenced earlier, or add disclosure to the prospectus which indicates why additional explanation of the use of leverage is not required.

Response: While the Fund does not expect to borrow for investment purposes, the registration statement includes disclosure regarding leveraging risk.

34)

Comment:        In the section titled Description of Permitted Investments, under the heading Reverse Repurchase Agreements, please clarify the reference to “normal circumstances” in the last sentence thereof.

Response: The noted disclosure will be deleted.

35)

Comment:        In the section titled Description of Permitted Investments, under the heading Futures, Contracts, Options and Swap Agreements, please clarify the purposes for which such derivatives are used and how they fit into the Fund’s passive investment strategies.

Response: The requested disclosure will be added.

36)

Comment:        In the section titled Investment Limitations, under the heading Non-Fundamental Policies, please delete the reference to the limitations imposed on a diversified fund under the caption titled Underwriting, as it is not applicable to non-diversified funds.

Response: In response to the comment, the noted disclosure will be deleted.

37)

Comment:        In the section titled The Sub-Adviser, as addressed earlier please consider whether any additional disclosure is warranted due to the fact that the Adviser may be operating at a loss as it pays its entire management fee to the Sub-Adviser for its services, and certain fee waivers and expense reimbursements are in place for the Fund.

Response: The Registrant does not believe additional disclosure is needed.

38)

Comment:        In the section titled The Portfolio Managers, under the Compensation heading, please clarify whether the disclosure applies to all accounts managed by the portfolio managers, in accordance with Form N-1A.

Response: The Registrant confirms that the noted disclosure applies to all accounts managed by the portfolio managers.

39)

Comment:        In the section titled Trustees and Officers of the Trust, under the Information about Trustees’ Experience, Qualifications, Attributes and Skills to Serve on the Board heading, please delete the sentence which states “Moreover, references to the qualifications, attributes and skills of the individual Trustees are made pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the board or any Trustee as having any special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof.”

Response: In response to the comment, the noted disclosure will be deleted.

40)

Comment:        In the section titled “Portfolio Holdings,” please (i) specifically disclose those parties to whom daily portfolio holding information may be provided (i.e., eliminating the reference to “such as” for those service providers receiving the information), (ii) describe the Board’s role in overseeing the process, and (iii) state whether the requirement to enter into a confidentiality agreement applies also to Fund service providers, or whether the Fund’s Board believes other suitable confidentiality restrictions are already applicable to such service providers.

Response: The noted disclosure will be clarified.

General

41)

Comment:        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Registrant and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Please see Appendix A attached hereto.

* * *

In addition to the above changes, the Registrant will also, among other things, complete certain data points and make certain clerical changes to the Registration Statement.

* * *

Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Armen Arus, President, Transparent Value Trust
W. John McGuire, Morgan, Lewis & Bockius LLP

Appendix A

Transparent Value Trust

135 East 57th Street, 15th Floor

New York, NY 10022

June 8, 2012

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)

File Nos. 033-159992; 811-22309

Dear Ms. Browning:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Armen Arus
Armen Arus
President